# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MGO Global Inc., CIK 0001902794
CUSIP: 55317F207
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1515 SE 17th Street, Suite 121#460236, Fort Lauderdale, Florida (FL), 33346
Date of event which requires filing of this statement: 12/24/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); sole voting power 921,000; shared voting power 0; sole dispositive power 921,000; shared dispositive power 0; aggregate amount beneficially owned 921,000 (9.99% of the class)
  Comment: The amounts in Items 5, 7, and 9, represents 500,000 shares of Common Stock purchased by the Reporting Person and, due to a 9.99% beneficial ownership limitation, 421,000 shares of the Issuer's Common Stock issuable upon the exercise of Pre-Funded Warrants exercisable within 60 days. The amounts do not include 339,000 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation. The amounts also do not include shares issuable under Warrants which are subject to a 9.99% beneficial ownership limitation.

## Item 1. Issuer
Name of issuer: MGO Global Inc.
Address of issuer's principal executive offices: 1515 SE 17th Street, Suite 121#460236, Fort Lauderdale, FL 33346

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
921,000

(a) The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b) The percentage set forth on Row (11) of the cover page for the reporting person is based on 9,219,001 shares of common stock outstanding after the offering upon the Issuer's Prospectus filed under Rule 424(b)(4) with the SEC on December 26, 2024.

(c) Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 9.99
Sole power to vote or to direct the vote: 921,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 921,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (01/02/2025)